May 2026

2026 Message to Shareholders

from Stuart McDonald, President & CEO



Beyond Taseko

The Journey Continues

Taseko

Taseko

May 2026



Message to Shareholders

Stuart McDonald
President & CEO

2025 was an exciting year for Taseko, marked by improving operational performance at our Gibraltar Mine, the completion of construction and start of operations at Florence Copper and achieving important milestones across our development project pipeline. All of our internal successes were supported by an increasing copper price which has resulted in a very successful year for our business.

Copper Market ›

The copper market tightened in 2025 with significant disruptions suffered at a number of large mines around the world, driving the copper price 40% higher to all-time highs. The long-term outlook for the metal was also reinforced as copper demand from AI data centers, electrification and infrastructure investment continued to increase. Against this positive backdrop, Taseko is one of the few copper miners bringing on new production in 2026.


Copper Price (US$)
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50

Florence Copper ›

A defining milestone for the Company in 2025 was the successful completion of construction at our Florence Copper Project in Arizona. The 20-month construction project was achieved safely, with no lost-time incidents, and on schedule in the fall of last year. Following the SX/EW plant commissioning, first copper cathodes were produced in February 2026 and the ramp up to nameplate capacity of 85 million pounds will continue throughout this year. We are happy with the results from the first months of in-situ copper production and with the successful start-up behind us, the focus is turning to the production ramp-up. Additional newly constructed wells are now being integrated into the system, which will allow for higher solution flows and copper production in the second half of the year. Wellfield expansion is an integral part of the ramp up and we are making steady progress with five drills operating. For 2026, we expect Florence to produce in the range of 30 to 35 million pounds of copper cathode. Florence is a major new source of low-cost North American produced copper and marks the start of an exciting new chapter for Taseko as we expand our production profile.

Once Florence is ramped up in 2027, Taseko's total annual copper production is expected to increase by 70% to approximately 200 million pounds at an average cash cost of under US$2.00 per pound. With the price of copper now over $6.00 per pound, there is no better time to be growing our production base.



First copper cathodes produced at Florence Copper in February 2026

Message to Shareholders

May 2026

Gibraltar Mine ›

After a challenging start to 2025 at our Gibraltar Mine, operating performance improved in the second half of the year resulting in increased production and lower costs. Gibraltar produced 98 million pounds of copper, including 2.2 million pounds of copper cathode, and 1.9 million pounds of molybdenum.

Higher copper prices in 2025 contributed to improved year-over-year financial performance for our Company, particularly in the third and fourth quarters where we generated Adjusted EBITDA of $56 million and $116 million, respectively.

Sales of copper and molybdenum in 2025 produced the Company's highest ever annual revenues of $673 million. We posted $230 million of Adjusted EBITDA and $220 million of cash flows from operations for the year.

Looking ahead to 2026, we expect higher annual production and more consistent quarterly production, as mining activity is now well established in the Connector pit. Total copper production for 2026 is expected to be in the range of 110 to 115 million pounds. With the anticipated production increase at Gibraltar and


Gibraltar 2025 Copper Production

copper prices approximately 40% higher today than our average realized price in 2025, Gibraltar is positioned to generate significantly stronger cashflows in 2026.

Development Pipeline ›

During the year, we also made important strides with two of our advanced-stage growth projects. Updated technical work at our Yellowhead Project confirmed strong project economics, further highlighting the scale and quality of this important asset. We have now entered the environmental assessment process, an important step toward unlocking the value of what we believe is one of the most significant undeveloped copper deposits in North America.

Equally significant was the historic agreement signed with the Tŝilhqot'in Nation and the Province of British Columbia, resolving a complex and long-standing conflict related to Taseko's New Prosperity project. This agreement represents an important step forward for all parties and demonstrates the value of constructive dialogue and collaboration in addressing challenging issues. We look forward to working with the Tŝilhqot'in Nation and building a stronger relationship with their community.

Beyond Taseko: The Journey Continues ›

Over the last several years, Taseko has evolved – growing our business, expanding our asset base, and steadily building value for shareholders and the communities where we operate.

With the onset of commercial production at Florence Copper in Arizona and continued success at our Gibraltar Mine in British Columbia, we are now one of North America's leading copper producers. Our track record speaks for itself: from acquiring Gibraltar for a single dollar and building it into Canada's second-largest copper producer, to acquiring Florence Copper in Arizona and turning it into the world's first greenfield in-situ copper recovery operation, and the first new major source of copper in the U.S. in more than a decade.

As our business has grown and our ambitions have expanded, we believe now is the right time for a new name that reflects who we are today and where we are headed. Subject to shareholder approval at this year's AGM, Taseko Mines Limited will become **Trekor Metals Limited** (Trekor).

The name Trekor honours our history while capturing our ambition and our drive to lead North America's copper sector. Above all, Trekor reflects the values and attributes that define our company: commitment, purpose, honesty and resourcefulness.

On behalf of the Board of Directors and management team, I would like to thank our employees, partners, communities, and shareholders for their continued support as we continue our journey to go Beyond Potential. We look forward to building on this momentum in the years ahead.

Stuart McDonald
President & CEO

Taseko

www.tasekomines.com

TSX: TKO **NYSE American:** TGB **LSE:** TKO

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